SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January

SCOTTISH POWER PLC

(Translation of Registrant’s Name Into English)

CORPORATE OFFICE, 1 ATLANTIC QUAY, GLASGOW, G2 8SP

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F      X             Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                       No      X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .)

FORM 6-K: TABLE OF CONTENTS

1. Notification by Scottish Power plc, dated January 10, 2007, of Rule 8.1 - Scottish Power Plc

                                                                  FORM 8.1
                                      DEALINGS BY OFFERORS, OFFEREE COMPANIES OR THEIR ASSOCIATES
                                              FOR THEMSELVES OR FOR DISCRETIONARY CLIENTS
                                            (Rules 8.1(a) and (b)(i) of the Takeover Code)

1.       KEY INFORMATION

------------------------------------------------------ ------------------------------------------------------------------------------
Name of person dealing (Note 1)                        See attached schedule
------------------------------------------------------ ------------------------------------------------------------------------------
Company dealt in                                       Scottish Power plc
------------------------------------------------------ ------------------------------------------------------------------------------
Class of relevant security to which the dealings       Ordinary Shares of 42p
being disclosed relate (Note 2)
------------------------------------------------------ ------------------------------------------------------------------------------
Date of dealing                                        See attached schedule
------------------------------------------------------ ------------------------------------------------------------------------------

2.       INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a)      Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

------------------------------------------------------ ------------------------------------- ----------------------------------------
                                                    Long                                   Short

------------------------------------------------------ ------------------------------------- ----------------------------------------
                                                 Number      (%)                          Number    (%)

------------------------------------------------------ ------------------------------------- ----------------------------------------
(1) Relevant securities                         N/A         N/A                          N/A       N/A
------------------------------------------------------ ------------------------------------- ----------------------------------------
(2) Derivatives (other than options)            N/A         N/A                          N/A       N/A
------------------------------------------------------ ------------------------------------- ----------------------------------------
(3) Options and agreements to purchase/sell     N/A         N/A                          N/A       N/A
------------------------------------------------------ ------------------------------------- ----------------------------------------
Total                                           See attached schedule                 See attached schedule

------------------------------------------------------ ------------------------------------- ----------------------------------------

(b)      Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

------------------------------------------------------ ------------------------------------- ----------------------------------------
Class of relevant security:                         Long                                   Short

------------------------------------------------------ ------------------------------------- ----------------------------------------
                                                 Number      (%)                          Number    (%)

------------------------------------------------------ ------------------------------------- ----------------------------------------
(1) Relevant securities                         N/A         N/A                          N/A        N/A
------------------------------------------------------ ------------------------------------- ----------------------------------------
(2) Derivatives (other than options)            N/A         N/A                          N/A        N/A
------------------------------------------------------ ------------------------------------- ----------------------------------------
(3) Options and agreements to purchase/sell     N/A         N/A                          N/A        N/A
------------------------------------------------------ ------------------------------------- ----------------------------------------
Total                                           N/A         N/A                          N/A        N/A
------------------------------------------------------ ------------------------------------- ----------------------------------------

(c)      Rights to subscribe (Note 3)

------------------------------------------------------ ------------------------------------------------------------------------------
Class of relevant security:                            Details

------------------------------------------------------ ------------------------------------------------------------------------------
Ordinary Shares of 42p each                            See attached schedule
------------------------------------------------------ ------------------------------------------------------------------------------

3.       DEALINGS (Note 4)

(a)      Purchases and sales

--------------------------------------------- ------------------------------------------ --------------------------------------------
Purchase/sale                                 Number of securities                       Price per unit (Note 5)

--------------------------------------------- ------------------------------------------ --------------------------------------------

See attached schedule                         See attached schedule                      See attached schedule
--------------------------------------------- ------------------------------------------ --------------------------------------------

(b)      Derivatives transactions (other than options)

-------------------------- ----------------------------- ---------------------------------------- -----------------------------------
Product name,              Long/short (Note 6)           Number of securities (Note 7)            Price per unit (Note 5)
e.g. CFD
-------------------------- ----------------------------- ---------------------------------------- -----------------------------------
N/A                        N/A                           N/A                                      N/A

-------------------------- ----------------------------- ---------------------------------------- -----------------------------------

(c)      Options transactions in respect of existing securities

(i)      Writing, selling, purchasing or varying

------------------------- -------------------- ----------------------- ------------ ---------------- ------------ -------------------
Product name,             Writing, selling,    Number of securities    Exercise     Type, e.g.       Expiry       Option money
e.g. call option          purchasing,          to which the option     price        American,        date         paid/received per
                          varying etc.         relates (Note 7)                     European etc.                 unit (Note 5)
------------------------- -------------------- ----------------------- ------------ ---------------- ------------ -------------------
N/A                       N/A                  N/A                     N/A          N/A              N/A          N/A
------------------------- -------------------- ----------------------- ------------ ---------------- ------------ -------------------

(ii)     Exercising

--------------------------------------------- ------------------------------------------ --------------------------------------------
Product name, e.g. call option                Number of securities                       Exercise price per unit (Note 5)
--------------------------------------------- ------------------------------------------ --------------------------------------------

N/A                                           N/A                                        N/A
--------------------------------------------- ------------------------------------------ --------------------------------------------

(d)      Other dealings (including new securities) (Note 4)

--------------------------------------------- ------------------------------------------ --------------------------------------------
Nature of transaction(Note 8)                Details                                    Price per unit (if applicable) (Note 5)

--------------------------------------------- ------------------------------------------ --------------------------------------------
N/A                                           N/A                                        N/A

--------------------------------------------- ------------------------------------------ --------------------------------------------

4.       OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

-------------------------------------------------------------------------------------------------------------------------------------
Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced.  If none, this should be stated.
-------------------------------------------------------------------------------------------------------------------------------------

None

-------------------------------------------------------------------------------------------------------------------------------------

Is a Supplemental Form 8 attached? (Note 9)                                NO

---------------------------------------------------------------------------- --------------------------------------------------------
Date of disclosure                                                           10 January 2007
---------------------------------------------------------------------------- --------------------------------------------------------
Contact name                                                                 Rhona Gregg
---------------------------------------------------------------------------- --------------------------------------------------------
Telephone number                                                             0141 566 4733
---------------------------------------------------------------------------- --------------------------------------------------------
Name of offeree/offeror with which associated                                Scottish Power plc
---------------------------------------------------------------------------- --------------------------------------------------------
Specify category and nature of associate status (Note 10)                    Category    3   -   persons    disclosing    managerial
                                                                             responsibilities  i.e.  members of the  Executive  Team
                                                                             of Scottish Power plc
---------------------------------------------------------------------------- --------------------------------------------------------

Notes

The Notes on Form 8.1 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

                                                               Schedule
ScottishPower Employee Share Ownership Plan

Scottish  Power  plc  ("the  Company")  announces  that on 8 January  2007,  the  following  Directors/Persons  Discharging  Managerial
Responsibility,  purchased  Partnership  Shares and were  awarded  Matching  Shares  under the Inland  Revenue  approved  ScottishPower
Employee  Share  Ownership  Plan  (ESOP).  The Shares were  purchased/allocated  at £7.49 per share  under the terms of the ESOP.  As a result of these awards,  the Company was notified today, that the individual  interests in the ordinary share capital of Scottish Power plc have increased as shown below.

                                 Partnership Shares Ordinary     Matching   Shares   Ordinary        Total Interest in Ordinary  Shares
                                 Shares of 42p                   Shares of 42p                       of   42p   each   following   this
                                                                                                     notification*

Alan Bryce                       17                              6                                      25,935
John Campbell                    17                              6                                      17,636
Stephen Dunn                     17                              6                                      25,035
Willie MacDiarmid                17                              6                                      29,365
Susan Reilly                     17                              6                                      15,064
David Rutherford                 7                               6                                      13,676

*All less than 1% of the issued share capital

END

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

/s/ Scottish Power plc
(Registrant)

Date: January 10, 2007	By:	/s/ Mrs Sheelagh Duffield
Mrs Sheelagh Duffield
Company Secretary